Exhibit 99.19

PROTECH HOME MEDICAL IS PROUD TO BE NAMED

TO THE 2020 TSX VENTURE 50 GROUP OF TOP PERFORMING COMPANIES

Cincinnati, Ohio – February 24, 2020 – Protech Home Medical Corp. (the “Company”) (TSXV: PTQ), a healthcare services company with operations in the U.S., is pleased to announce it has been named to the 2020 TSX Venture 50TM. This is the TSX Venture Exchange’s annual ranking of top performing companies on the TSX Venture Exchange. Each of the top 10 companies in each of five major industry sectors have been identified as leaders in creating shareholder value based on three key criteria: share price appreciation, market capitalization growth and trading volume. There are over of 1,600 companies listed on the TSX Venture Exchange.

“2019 was a dynamic year for us, we strengthened our core business, developed more sales personnel, established strong scalable business processes, and completed two accretive acquisitions,” commented Greg Crawford, Chairman and Chief Executive Officer of the Company. “We are honored to be recognized and named to the TSX Venture 50 which serves as confirmation that our three-pronged strategy is positioning our company and shareholders for success. With acceleration of growth through our existing customer base and new acquisition opportunities, as well as a laser focus on sustainable margin expansion , our outlook for 2020 and beyond is extremely positive and we are excited to share all of our developments with our current and future shareholders. I’d like to thank the entire Protech team for their tireless efforts and its stakeholders for all their continued support.”

The Company is featured in a TSX Venture 50 video available at http://bit.ly/tsxptq.

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company,; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions.. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

For further information please visit our website at www.protechhomemedical.com, or contact:

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com

Investor Relations:

Oak Hill Financial Inc.

Jonathan L. Robinson CFA

416-669-1001

jrobinson@oakhillfinancial.ca